SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3 to
Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AGCO Corporation

(Name of Subject Company (issuer))

AGCO Corporation

(Name of Filing Person (offeror))

1 3/4% Convertible Senior Subordinated Notes due 2033
(Title of Class of Securities)

001084AJ1 and US001084AH57
(CUSIP Number of Class of Securities)

C. Stephen D. Lupton, Esquire
Senior Vice President and General Counsel
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

W. Brinkley Dickerson, Jr. Troutman Sanders LLP Bank of America Plaza 600 Peachtree Street, N.E., Suite 600 Atlanta, Georgia 303038-2216 (404) 885-3000	M. Hill Jeffries Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee

$190,181,250	$22,384.34

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the average of the high and low prices for the Registrant’s 1 3/4% Convertible Senior Subordinated Notes due 2033 in secondary market transactions on May 20, 2005, as reported to the Registrant. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$22,384.34	Filing Party:	AGCO Corporation
Form or Registration No.:	Form S-4 (333-125255)	Date Filed:	May 26, 2005

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☑	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by AGCO Corporation (the “Company”), a Delaware corporation, to exchange $1,000 original principal amount of the Company’s 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2023 (the “New Securities”) for each $1,000 original principal amount of validly tendered and accepted outstanding 1 3/4% Subordinated Notes due 2033 of the Company (the “Old Notes”) upon the terms and subject to the conditions contained in the prospectus dated May 26, 2005 (as may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-125255), dated the date hereof (the “Registration Statement”), and are incorporated herein by reference.

     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet.

     The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Schedule TO.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the issuer of the New Securities and Old Notes is AGCO Corporation. The address of the principal executive offices of AGCO Corporation is 4205 River Green Parkway, Duluth, Georgia 30096. Its telephone number is (770) 813-9200.

     (b) Securities. This Schedule TO relates to the offer by the Company to exchange $1,000 original principal amount of its New Securities for each $1,000 original principal amount of validly tendered and accepted outstanding Old Notes. As of May 26, 2005, there was $201,250,000 aggregate principal amount of the Old Notes outstanding.

     (c) Trading Market and Price. The Old Notes that have not been sold pursuant to the Company’s resale Registration Statement on Form S-3 (No. 333-113560) are traded on the PORTAL market. The Old Notes which have been transferred under the resale registration statement are traded in the over-the-counter market. Set forth below are the high and low sales prices for the Old Notes based on each $1,000 original principal amount for the quarterly periods set forth below as reported on the TRACE system. The Old Notes commenced trading on December 17, 2003.

	High	Low
Year Ending December 31, 2005
2nd Quarter (through May 20, 2005)	$980.31	$895.00
1st Quarter	$1,151.25	$988.75

	High	Low
Year Ended December 31, 2004
4th Quarter	$1,210.00	$1,072.50
3rd Quarter	$1,203.75	$1,032.50
2nd Quarter	$1,220.00	$1,046.25
1st Quarter	$1,190.00	$978.75

	High	Low
Year Ended December 31, 2003
4th Quarter*	$1,125.00	$1,066.25

*	From commencement of trading on December 17, 2003

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. This is an issuer tender offer. The Company is the filing person. The information set forth in Item 2(a) above is incorporated herein by reference in answer to Item 3 of this Schedule TO.

The Directors of the Company are as listed below:

P. George Benson	Curtis E. Moll
Terry College of Business	5965 Grafton Road
The University of Georgia	Valley City, OH 44280
335 Brooks Hall
Athens, Georgia 30602	David E. Momot
23560 Peppermill court
W. Wayne Booker	Bonita Springs, FL 34134
3100 S. Ocean Boulevard
Palm Beach, FL 33480	Robert J. Ratliff
3810 Duckcove Way
Herman Cain	Cuming, GA 30041
825 Fairways Court, Suite 303
Stockbridge, GA 30281	Martin Richenhagen
4205 River Green Parkway
Wolfgang Deml	Duluth,GA 30096-2568
ArabellastraBe 4
81925 Munchen Germany	Wolfgang Sauer
Rua Alexandre Dumas, 2.100 — ED
Gerald B. Johanneson	Corporate Plaza, 12° andar — Cj. 122
820 W. Copeland Drive	CEP 04717-004
Marco Island, FL 34145	Sao Paulo — SP Brazil

Hendrikus Visser
Mesdglaan 7
3735 LK Bosch & Duin
The Netherlands

The Executive Officers (other than Mr. Richenhagen) are listed below:

Garry L. Ball	Randall G. Hoffman
4205 River Green Parkway	4205 River Green Parkway
Duluth, Georgia 30096-2584	Duluth, Georgia 30096-2584

Andrew H. Beck	Frank C. Lukacs
4205 River Green Parkway	4205 River Green Parkway
Duluth, Georgia 30096-2584	Duluth, Georgia 30096-2584

Norman L. Boyd	Stephen D. Lupton
4205 River Green Parkway	4205 River Green Parkway
Duluth, Georgia 30096-2584	Duluth, Georgia 30096-2584

David L. Caplan	Dexter E. Schaible
4205 River Green Parkway	4205 River Green Parkway
Duluth, Georgia 30096-2584	Duluth, Georgia 30096-2584

Gary L. Collar	James M. Seaver
4205 River Green Parkway	4205 River Green Parkway
Duluth, Georgia 30096-2584	Duluth, Georgia 30096-2584

Item 4. Terms of the Transaction.

     (a) Material Terms.

     (1) Tender offers. The information under the headings “Summary—The Exchange Offer,” “Summary—Material Differences Between the Old Notes and the New Securities,” “Summary—Summary of New Securities,” “The Exchange Offer,” “Description of the New Securities,” “Description of Capital Stock” and “United States Federal Tax Considerations” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Schedule TO.

     (2) Mergers or Similar Transactions. Not applicable.

     (b) Purchases. To the best knowledge of the Company, no Old Notes are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving Subject Company’s Securities. The discussion of the Company’s Non-employee Director Stock Incentive Plan, Long Term Incentive Plan and options plans contained in the Company’s proxy statement filed with the Commission on March 28, 2005 is incorporated herein by reference in answer to Item 5(e) of this Schedule TO.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth under the headings “Summary—The Exchange Offer-Purpose of the Exchange Offer” and “The Exchange Offer-Purpose of the Exchange Offer” in the

Prospectus is incorporated herein by reference.

     (b) Use of Securities Acquired. Any Old Notes submitted for exchange will be canceled and retired.

(c)	Plans
	(1)	None
	(2)	None
	(3)	We do not expect our plans to complete the exchange offer to have a material effect on our capitalization; however, our obligation sunder the New Securities to pay a portion of the conversion price in cash rather than in shares of our common stock will reduce the number of shares that we are required to issue upon and conversion of the New Securities.
	(4)	None
	(5)	None
	(6)	None
	(7)	None
	(8)	None
	(9)	None
	(10)	None

Item 7. Source and Amount of Funds or Other Consideration.

     The consideration for the Old Notes to be purchased by the Company is the issuance of $1,000 original principal amount of New Securities for each $1,000 original principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is New Securities in the original principal amount of $201,250,000. It is not expected that alternative financing arrangements or plans will be required.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. To the best knowledge of the Company, no Old Notes are beneficially owned by any person whose ownership would be required to be disclosed by this item.

     (b) Securities Transactions. To the best knowledge of the Company, none of the persons referenced in this item has engaged in any transactions in the Old Notes during the 60 days preceding the date of this Schedule TO.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information under the subheadings “Summary-The Exchange Offer-Fees and Expenses of the Exchange Offer,” “—Dealer Manager,” “—Exchange Agent” and "—Information Agent” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Schedule TO.

Item 10. Financial Statements.

     Not applicable.

Item 11. Additional Information.

     Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated May 26, 2005 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement).

Exhibit No.	Description

(a)(1)(iv)	Form of Letter to Customers (incorporated by reference to Exhibit 99.4 of the Registration Statement).

(a)(4)	Incorporated by reference herein to Exhibit (a)(1)(i).

(a)(5)(i)	Press Release of AGCO Corporation, issued May 26, 2005, (previously filed with the SEC as Exhibit (a)(5) to this Schedule TO).

(a)(5)(ii)	Press Release of AGCO Corporation, issued June 23, 2005, filed herewith.

(d)	Dealer Manager Agreement, dated May 26, 2005, between the Company and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 99.1 of the Registration Statement).

(h)	Tax Opinion of Troutman Sanders LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AGCO Corporation
By:	/s/ Andrew H. Beck
	Name:	Andrew H. Beck
	Title:	Senior Vice President and Chief Financial Officer

Dated: June 27, 2005